Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) pivotal trial meets all primary and secondary endpoints becoming first biologic medicine to significantly reduce signs and symptoms of moderate-to-severe atopic dermatitis in children as young as 6 months

•	Dupixent rapidly improved symptoms after first dose, improving itch in one week and skin clearance in two weeks

•	More than seven times as many patients treated with Dupixent plus topical corticosteroids (TCS) achieved clear or almost clear skin compared to TCS alone at Week 16

•	Dupixent plus TCS reduced overall disease severity by 70% and itch by 49%

•	Results reinforce well-established safety profile of Dupixent—the first ever biologic medicine for atopic dermatitis currently approved for patients as young 6 years old

PARIS and TARRYTOWN, N.Y. – August 30, 2021 - A pivotal Phase 3 trial evaluating Dupixent® (dupilumab) for the treatment of children aged 6 months to 5 years with moderate-to-severe atopic dermatitis, a chronic type 2 inflammatory disease, met its primary and all secondary endpoints. The data show adding Dupixent to standard of care topical corticosteroids (TCS) significantly reduced overall disease severity and improved skin clearance, itch, and health-related quality of life measures at 16 weeks compared to TCS alone. Dupixent is the first biologic medicine to show positive results in this young population and remains the only approved biologic medicine in patients 6 years and older with uncontrolled moderate-to-severe atopic dermatitis.

The data reinforce the well-established efficacy and safety profile of Dupixent in other age groups including a lower observed rate of skin infection in the Dupixent group compared with placebo. During the 16-week treatment period Dupixent patients were 50% less likely to experience a skin infection (12% Dupixent, 24% placebo), and the total number of infections was nearly 70% lower (11 Dupixent, 34 placebo). These results add to the extensive LIBERTY AD clinical program – the largest Phase 3 clinical trial program in atopic dermatitis involving approximately 3,500 children, adolescents, and adults to date.

“When a child is diagnosed with moderate-to-severe atopic dermatitis in the first few months of life, many aspects of their childhood can be significantly impacted. Parents and caregivers are challenged to find safe and effective treatment options,” said John Reed, M.D., Ph.D., Global Head of Research and Development at Sanofi. “Currently, the standard of care for this patient population is topical steroids and other immunosuppressive medicines may be used which can damage delicate skin and, if used long-term, potentially impact growth. Knowing that safety is of the utmost importance for physicians and parents when considering treatment options for children and infants, we are encouraged by the results of this trial showing Dupixent addressed the signs and symptoms of atopic dermatitis without broadly suppressing the immune system, demonstrating the potential it could have for these very young patients.”

Atopic dermatitis is a chronic type 2 inflammatory disease, with the age of onset younger than 5 years in 85-90% of patients. The debilitating symptoms that infants and young children with moderate-to-severe atopic dermatitis experience often continue through adulthood and include intense, persistent itch and skin lesions that can cover much of the body, resulting in skin dryness, cracking, redness or darkening, crusting and oozing – along with increased risk of skin infections. Moderate-to-severe atopic dermatitis significantly impacts the life of a young child, their parents and caregivers, including their mood, sleep patterns, and quality of life. In addition, the underlying type 2 inflammation involved in atopic dermatitis can contribute to the development of other atopic diseases, like asthma, that may also appear throughout a person’s life.

“Moderate-to-severe atopic dermatitis in infants and young children is incredibly distressing for patients and their caregivers, who manage painful and persistent itch, intensive daily skincare routines such as chlorine baths and wet wraps, as well as sleepless nights for children and their families,” said George D. Yancopoulos, M.D., Ph.D., President and Chief Scientific Officer at Regeneron. “In fact, when starting this trial, the disease covered more than half of children’s bodies and nearly a third had previously resorted to using immunosuppressive medicines. These data show that Dupixent dramatically reduced the impact of atopic dermatitis on the lives of these young children and their families, by rapidly clearing skin, improving itch, and improving observed patient outcomes including sleep and skin pain. In fact, Dupixent-treated patients experienced nearly 70% fewer skin infections compared to placebo patients.”

Patients received Dupixent every four weeks (200 mg or 300 mg, based on body weight) plus TCS or TCS alone (placebo). The primary endpoints assessed the proportion of patients achieving an Investigator’s Global Assessment (IGA) score of 0 (clear) or 1 (almost clear) and 75% improvement in Eczema Area and Severity Index (EASI-75). The pre-specified primary analysis showed that at 16 weeks patients treated with Dupixent:

•	28% achieved clear or almost-clear skin compared to 4% with placebo (p=<0.0001), the primary endpoint.

•	53% achieved 75% or greater overall disease improvement from baseline compared to 11% with placebo (p=<0.0001), the co-primary endpoint outside of the U.S.

•	70% average improvement from baseline in EASI compared to 20% improvement with placebo (p=<0.0001).

•	49% average improvement from baseline in itch compared to 2% improvement in placebo (p<0.0001).

•	Significantly improved measures of observed patient outcomes (including sleep, skin pain and health-related quality of life), as well as caregiver-reported health-related quality of life.

The trial demonstrated similar safety results to the known safety profile of Dupixent in atopic dermatitis. For the 16-week treatment period, overall rates of adverse events (AEs) were 64% for Dupixent and 74% for placebo. Most common AEs and AEs of special interest included nasopharyngitis (8% Dupixent, 9% placebo), upper respiratory tract infection (6% Dupixent, 8% placebo) and conjunctivitis (5% Dupixent, 0% placebo), herpes viral infections (6% Dupixent, 5% placebo) and injection site reactions (2% Dupixent, 3% placebo).

Dupixent is a fully human monoclonal antibody that inhibits the signaling of the interleukin-4 (IL-4) and interleukin-13 (IL-13) pathways. It is not an immunosuppressant and does not require lab monitoring. IL-4 and IL-13 are key and central drivers of the type 2 inflammation that plays a major role in atopic dermatitis, asthma, and chronic rhinosinusitis (CRSwNP).

Detailed results from this trial will be presented at a future medical meeting, and data will be submitted to regulatory authorities. In 2016, the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation for Dupixent for the treatment of severe atopic dermatitis (in children aged 6 months to 11 years of age). The use of Dupixent in children younger than 6 years of age with moderate-to-severe atopic dermatitis is currently under clinical investigation and its safety and efficacy have not been fully evaluated by any regulatory authority.

About the Dupixent Trial

LIBERTY AD PRESCHOOL is a two-part Phase 2/3 trial. The Phase 3 randomized, double-blind, placebo-controlled trial (Part B) evaluated the efficacy and safety of Dupixent added to standard-of-care low-potency TCS compared to low-potency TCS alone (placebo) in 162 children aged 6 months to 5 years with uncontrolled moderate-to-severe atopic dermatitis.

The primary endpoints assessed the proportion of patients achieving an IGA score of 0 (clear) or 1 (almost clear) and 75% improvement in EASI-75 at 16 weeks. EASI measures extent and severity of the disease. It was assessed using a 0-10 numerical rating scale. Patients treated with Dupixent received either 200 mg (for children weighing ≥5 to <15 kg) or 300 mg (for children weighing ≥15 to <30 kg) every four weeks.

In total, there were 162 patients in the trial, the average age was 3.8 years and 61% were male. Approximately 12% of patients were Latino/Hispanic and 19% were Black/African American. On average, patients entered the trial with atopic dermatitis covering 58% of their body and 29% had previously used systemic immunosuppressants. Further, 81% of these patients had at least one concurrent type 2 inflammatory disease.

Part B of the Phase 3 trial was informed by Part A, an open-label, single-ascending-dose, sequential cohort Phase 2 trial designed to assess the pharmacokinetics and safety of Dupixent in children aged 6 months to 5 years with uncontrolled severe atopic dermatitis.

Children who completed Part A or Part B of the trial were eligible to enroll in an open-label extension trial to assess the safety and efficacy of long-term treatment with Dupixent in this age group.

About Dupixent

Dupixent is currently approved in the U.S., Europe, Japan and other countries around the world for use in specific patients with moderate-to-severe atopic dermatitis, as well as certain patients with asthma or CRSwNP in different age populations. Dupixent is also approved in one or more of these indications in more than 60 countries around the world and more than 300,000 patients have been treated globally.

Dupilumab Development Program

To date, dupilumab has been studied across 60 clinical trials involving more than 10,000 patients with various chronic diseases driven in part by type 2 inflammation.

Sanofi and Regeneron are studying dupilumab in a broad range of diseases driven by type 2 inflammation or other allergic processes, including pediatric asthma (6 to 11 years of age, Phase 3), chronic obstructive pulmonary disease with evidence of type 2 inflammation (Phase 3), EoE (Phase 3), bullous pemphigoid (Phase 3), prurigo nodularis (Phase 3), CSU (Phase 3), chronic inducible urticaria-cold (Phase 3), chronic rhinosinusitis without nasal polyposis (Phase 3), allergic fungal rhinosinusitis (Phase 3), allergic bronchopulmonary aspergillosis (Phase 3) and peanut allergy (Phase 2). These potential uses of dupilumab are currently under clinical investigation, and the safety and efficacy in these conditions have not been fully evaluated by any regulatory authority. Dupilumab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for over 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to nine FDA-approved treatments and numerous product candidates in development, almost all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, pain, hematologic conditions, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune®, which uses unique genetically humanized mice to produce optimized fully human antibodies and bispecific antibodies, and through ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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